Exhibit 10.2
April 21, 2026
Ms. Corie Barry
Re:    Transition Letter Agreement
Dear Corie:
Congratulations on your tenure as Chief Executive Officer, and on all that has been accomplished under your leadership over the past several years. On behalf of Best Buy Co., Inc. (the “Company”), I am pleased that you have agreed to remain with the Company as Strategic Advisor for a period of time after your resignation. This letter agreement (“Agreement”) confirms the terms and conditions of your continued employment in such role.  This Agreement is effective as of the date written above and will supersede your employment letter agreement dated April 13, 2019 (“Prior Agreement”) effective as of the Transition Commencement Date (as defined below); provided, however, the Restrictive Covenants (as defined in the Prior Agreement) shall remain in effect during and after your employment with the Company in accordance with the terms concerning the Restrictive Covenants in the Prior Agreement without modification).
1.    Transition Commencement Date. The term of your employment under this Agreement with the Company as Strategic Advisor will commence on November 1, 2026 (“Transition Commencement Date”), and will continue until the date that your employment terminates as provided in Section 7 hereof (the “Term”).  By executing this Agreement, you are giving notice of your resignation of your position as Chief Executive Officer and as a member of the Board of Directors (the “Board”), such resignation to be effective as of the end of the day on October 31, 2026.  Until the Transition Commencement Date, you will remain the Chief Executive Officer employed under the terms of the Prior Agreement (subject to Section 7(e) below).
2.    Position.
(a)    During the Term, you will be employed as Strategic Advisor, a non-executive officer position, to support the Company’s leadership during this transition. You agree to be available as appropriate from time to time at the Company’s headquarters in Richfield, Minnesota and to travel regularly for meetings of the Board, leadership meetings, and other business meetings with business partners, vendors, employees and others, as agreed by you and the Board or Chief Executive Officer.  During the Term, the Company agrees to maintain your access to your current administrative support (or similar replacement administrative support), and to provide travel arrangements or reimburse travel expenses consistent with past practice to the extent such travel does not constitute a perquisite or personal benefit under applicable rules of the Securities Exchange Act of 1934, as amended, as determined in the reasonable judgment of the Company.
(b)    During the Term, you may (i) participate in charitable, civic, educational, professional, community and industry affairs (including serving on boards of directors of such entities) and serve on the board of directors of non-profit companies and (ii) manage your personal investments, so long as such activities do not materially interfere with the performance of your duties hereunder or create a potential business conflict or the appearance thereof. The Board hereby approves your continuing service on the boards of directors that you serve on as of the date hereof.
3.    Base Salary. During the Term, you will be paid an annual base salary of $1,000,000 (the “Base Salary”), payable in accordance with the regular payroll practices of the Company.
4.    Annual Bonus.  Assuming you remain employed through the end of the Company’s 2027 fiscal year, you will remain eligible for a pro-rated payout of your Short-Term Incentive (“STI”) award for fiscal 2027 based on the portion of the fiscal year you served as Chief Executive Officer (resulting in a target STI opportunity of $1.95 million). You will not be eligible for an STI award for fiscal 2028.
5.    Long-Term Incentive Compensation.  Your outstanding Long-Term Incentive (“LTI”) awards will continue to vest during the Term. Any unvested portion of your LTI awards after the last day of the Term will be forfeited. You will not be eligible for any additional LTI awards for fiscal 2028.
6.    Employee Benefits; Policies; Expenses.
(a)    During the Term, you will be entitled to participate in all employee benefit plans and perquisites that the Company has adopted or may adopt, maintain, sponsor or contribute to for the benefit of its senior executives from time to time at a level commensurate with your position (other than as specified in this Agreement). You will continue to be entitled to annual paid vacation in accordance with the Company’s time off policy applicable to senior executives. The Company provides no assurance as to the adoption or continuance of any particular employee benefit plan or program.
(b)    You will at all times during your employment be subject to the Company policies in effect from time to time, including without limitation policies regarding engaging in transactions in Company stock, stock ownership, conflicts of interest, non-discrimination and non-harassment, business ethics, and protection of confidential information.  In particular, you will remain subject to the Company’s stock ownership guidelines at the level currently applicable to you (six times annual salary), calculated in accordance with the Company’s stock ownership guidelines.

(c)    During the Term, upon presentation of appropriate documentation, you will be reimbursed in accordance with the Company’s expense reimbursement policy for all reasonable and necessary business expenses incurred in connection with the performance of your duties hereunder.
7.    Term of Agreement.
(a)    Your employment under this Agreement will commence as of the Transition Commencement Date and continue until May 1, 2027, unless terminated earlier in accordance with Section 7(b).
(b)    Notwithstanding the foregoing, your employment under this Agreement will also terminate on the first of the following: your death, your electing to terminate due to your Disability or termination by the Company for Cause or by you for Good Reason (as such terms are defined in the Prior Agreement, provided that any material change to your title, duties or responsibilities or Base Salary means such a material change to such title, duties or responsibilities or Base Salary identified in this Agreement and provided further that a failure to re-nominate you as a member of the Board will not constitute Good Reason).
(c)    In connection with any termination of employment under this Agreement, you will not be entitled to participate in the Company’s Severance Plan and Summary Plan Description and will not be eligible for severance benefits under any other plan, policy or arrangement of the Company. All benefits and all equity, cash and other awards under the Company’s short-term and long-term incentive programs will be subject to the terms and conditions of the plan, arrangement or agreement under which such benefits accrue, are granted or are awarded.
(d)    Upon your resignation as Chief Executive Officer, you will deliver to the Company a resignation from all offices, directorships and fiduciary positions with the Company, its affiliates and employee benefit plans in which you are then serving.
(e)    Notwithstanding anything to the contrary in the Prior Agreement, your employment under the Prior Agreement may not be terminated by the Company except for Cause (as defined in the Prior Agreement).
8.    Reduction of Payments in Certain Circumstances.
(a)    During the Term, anything in this Agreement to the contrary notwithstanding, in the event that the Company’s independent auditors or such other nationally recognized certified public accounting firm as may be designated by the Company (the “Accounting Firm”) determine that receipt of any payment or distribution by the Company or affiliates in the nature of compensation to or for your benefit, whether paid or payable pursuant to this Agreement or otherwise (a “Payment”) would subject you to the excise tax under Section 4999 of the Code, the Accounting Firm will determine whether to reduce any of the Payments paid or payable pursuant to this Agreement (including pursuant to any annual or long-term incentive award) (collectively and selectively, the “Agreement Payments”) to the Reduced

Amount (as defined below). The Agreement Payments will be reduced to the Reduced Amount only if the Accounting Firm determines that you would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if your Agreement Payments were reduced to the Reduced Amount. If the Accounting Firm determines that you would not have a greater Net After-Tax Receipt of aggregate Payments if your Agreement Payments were so reduced, you will receive all Agreement Payments to which you are entitled under this Agreement or otherwise. For purposes of this Section 8, (i) “Reduced Amount” shall mean the greatest amount of Agreement Payments that can be paid that would not result in the imposition of the excise tax under Section 4999 of the Code if the Accounting Firm determines to reduce Agreement Payments pursuant to this Section 8(a); and (ii) “Net After-Tax Receipt” shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on you with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to your taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determined to be likely to apply to you in the relevant tax year(s).
(b)    If the Accounting Firm determines that aggregate Agreement Payments should be reduced to the Reduced Amount, the Company will promptly give you notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 8 shall be binding upon the Company and you and will be made as soon as reasonably practicable following the date of any termination of your employment. For purposes of reducing the Agreement Payments to the Reduced Amount, the reduction will be made by reducing the payments and benefits in the following order: (i) payments due in respect of restricted stock units under any affected long-term incentive award, (ii) payments due in respect of performance share units under any affected long-term incentive award, and (iii) the forfeiture of such portion of any stock options constituting an “excess parachute payment” under Section 280G of the Code. All fees and expenses of the Accounting Firm shall be borne solely by the Company.
(c)    As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of you pursuant to this Agreement which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of you pursuant to this Agreement could have been so paid or distributed (“Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or you which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, you shall, except to the extent that it would cause a violation of the Sarbanes-Oxley Act of 2002, pay any such Overpayment to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided,  however, that no amount will be payable by you to the Company if and to the extent such payment would not either reduce the amount on which you is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment will be paid promptly (and in no event later than 60 days following the date on which the Underpayment is determined) by the Company to or for the benefit of you together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.
(d)    The Company will use its good faith efforts to obtain from the Accounting Firm, at Company expense, for delivery to both you and the Company a more-likely-than-not opinion as to its conclusions.
9.    Covenants. You acknowledge and agree that you remain bound by the Restrictive Covenants (as defined in the Prior Agreement), and that this Agreement is not intended to, and does not, modify such Restrictive Covenants.
10.    Arbitration.
(a)    During and after the Term, excepting any claim for benefits under any employee benefit plan in which you are a participant (which claims shall be determined in accordance with the terms of such plan), to the fullest extent permitted by law, all claims that you may have against Company or which Company may have against you, in any way related to the subject matter, interpretation, application, or alleged breach of this Agreement (“Arbitrable Claims”) shall be resolved by binding arbitration in the state of Minnesota. The arbitration will be held pursuant to the rules of the American Arbitration Association (applicable to commercial disputes). The decision of the arbitrator shall be in writing and shall include a statement of the essential conclusions and findings upon which the decision is based. Each party shall bear its own fees and expenses in connection with any such arbitration to the extent consistent with applicable laws, provided that in the event you prevail on any material issue in such dispute, and the arbitrator determines that the Company should pay your costs of arbitration, such award to you may include your reasonable attorneys’ fees and expenses, as well as the arbitrator’s fees and expenses.
(b)    Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims. Either party may bring an action in a Minnesota court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, in the event of an actual or threatened breach of this Agreement (including but not limited to the provisions of the Restrictive Covenants), seek a temporary restraining order or injunction in a Minnesota court restraining breach pending a determination on the merits by the arbitrator.
(c)    THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING WITHOUT LIMITATION ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY, OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE.

11.    Indemnification; Liability Insurance. The Company agrees to indemnify you (including advance of expenses) and hold you harmless to the fullest extent permitted by applicable law, the articles of incorporation and by-laws of the Company as in effect on the date hereof or as amended from time to time (provided that any such amendment shall not adversely affect your rights to indemnification as set forth herein), against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorneys’ fees), losses, and damages resulting from your performance of your duties and obligations with the Company, its affiliates and its and their benefits plans in good faith and with a reasonable belief that such performance was in, and not opposed to, the best interests of the Company or its affiliates or, with regard to fiduciary duties as to benefit plans, if you acted in good faith. The Company will cover you as an insured, during your employment and service as a member of the Board, or as a fiduciary of any benefit plan, and at all times thereafter during which you may be subject to any liability for which you may be indemnified above, to the extent of any contract of officers and directors liability insurance of the Company that insures Company officers and members of the Board. The provision shall survive any termination of your employment or services.
12.    Forfeiture; Recoupment of Incentive Compensation. All annual, long-term and other incentive compensation hereunder or pursuant to any plan, program or other agreement in which you are a participant or a party shall be subject to cancellation, forfeiture and recoupment by the Company, and shall be repaid by you to the Company, to the extent required by the Best Buy Co. Inc. Policy Regarding the Recoupment of Erroneously Awarded Compensation, applicable law, regulation or stock exchange listing requirement, or as may be required pursuant to any good faith broad-based Company policy adopted pursuant thereto or any other requirements set forth in the Company good faith broad-based corporate governance guidelines or policies and to any similar or successor provisions as may be in effect from time to time.
13.    Section 409A. Anything in this Agreement to the contrary notwithstanding:
(a)    It is intended that any amounts payable under this Agreement will either be exempt from or comply with Section 409A of the Code (“Section 409A”) and all regulations, guidance and other interpretive authority issued thereunder so as not to subject you to payment of any additional tax, penalty or interest imposed under Section 409A, and this Agreement will be interpreted on a basis consistent with such intent.
(b)    To the extent that the reimbursement of any expenses or the provision of any in-kind benefits under this Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any one calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year (provided, that, this clause (i) will not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect); (ii) reimbursement of any such expense shall be made by no later than December 31 of the year following the calendar year in which such expense is incurred; and (iii) your right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit.
(c)    If you are a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of your separation from service (within the meaning of Treas. Reg. Section 1.409A-1(h)), then any payment or benefit pursuant to this Agreement on account of your separation from service, to the extent such payment constitutes non-qualified deferred compensation subject to Section 409A and required to be delayed pursuant to Section 409A(a)(2)(B)(i) of the Code (after taking into account any exclusions applicable to such payment under Section 409A), shall not be made until the first business day after (i) the expiration of six (6) months from the date of your separation from service, or (ii) if earlier, the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 13(c) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to you in a lump sum and any remaining payments and benefits due under this Agreement will be paid or provided in accordance with the normal payment dates specified for them herein. Notwithstanding any provision of this Agreement to the contrary, for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered deferred compensation under Section 409A, references to your “termination of employment” (and corollary terms) with the Company shall be construed to refer to your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with the Company.
(d)    Whenever payments under this Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment will be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.
(e)    To the extent any amount payable to you is subject to your entering into a release of claims with the Company and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for you, and the timing of such payment is not subject to terms and conditions under another plan, program or agreement of the Company that otherwise satisfies Section 409A, such payments shall be made or commence, as applicable, on January 15 (or any later date that is not earlier than 16 days after the date that the release becomes irrevocable) of such later taxable year and shall include all payments that otherwise would have been made before such date.
14.    Miscellaneous.
(a)    Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other shall be in writing and (i) personally delivered, (ii) mailed by registered or certified mail, postage prepaid with return receipt requested, or (iii) delivered by overnight express delivery service or same-day local courier service, to the address set forth below, or to such other address as may be designated by the parties from time to time in accordance with this Section 14(a):
If to the Company:

Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, Minnesota 55423
Attention: Chief Human Resources Officer

If to you:   At the most recent address on file at the Company

Notices delivered personally or by overnight express delivery service or by local courier service are deemed given as of actual receipt. Mailed notices are deemed given three business days after mailing.
(b)    Survival. Upon the expiration or other termination of this Agreement or of your employment, the respective rights and obligations of the parties hereto shall survive to the extent necessary to carry out the intentions of the parties under this Agreement.
(c)    Entire Agreement; Amendments; No Waiver. As of the Transition Commencement Date, this Agreement supersedes all previous employment agreements, whether written or oral between you and the Company and constitutes the entire agreement and understanding between the Company and you concerning the subject matter hereof, including the Prior Agreement. If, and to the extent that, any other written or oral agreement between you and the Company is inconsistent with or contradictory to the terms of this Agreement, the terms of this Agreement shall apply. No modification, amendment, termination, or waiver of this Agreement shall be binding unless in writing and signed by you and a duly authorized officer of the Company. Failure of the any party to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such terms, covenants, and conditions.
(d)    Successors and Assigns. This Agreement is binding upon and shall inure to the benefit of you and your heirs, executors, assigns and administrators or your estate and property and the Company and its successors and permitted assigns. You may not assign or transfer to others the obligation to perform your duties hereunder. The Company may not assign this Agreement other than to a successor to all or substantially all of its business and then only upon such assignee’s delivery to you of a written assumption of this Agreement.
(e)    Counterparts. This Agreement may be signed in counterparts each of which will be deemed an original, but all of which will constitute one and the same instrument. This Agreement may be executed by a signature delivered by facsimile or in e-mail/PDF or other electronic format.
[Signatures are on the following page]

On behalf of the Company, I am excited that the Board and Company will continue to benefit from your skills and experience following your retirement as CEO.
Very truly yours,

/s/ DAVID KENNY
____________________________________________
David Kenny, Chair of the Board

Agreed and Accepted:

/s/ CORIE BARRY
____________________________________________
Corie Barry